UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer

Date: April 1, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Tongjitang’s fourth quarter and full year 2009 financial results

Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Fourth Quarter and Full Year 2009 Financial Results
— 4Q09 Revenue Increases 31.5% Y-O-Y to RMB 151.5 million ($22.2 million) —
SHENZHEN, China, March 31, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the fourth quarter of 2009 and for the full year ended December 31, 2009.
Financial Results for the Quarter Ended December 31, 2009
•	Net revenue increased 31.5% to RMB 151.5 million ($22.2 million)[1], from RMB 115.2 million in the prior year period.

•	Operating income was RMB 0.3 million ($0.1 million), compared to an operating loss of RMB 86.2 million in the prior year period.

•	Net income attributable to the Company was RMB 4.1 million ($0.6 million), which yielded earnings per ADS of RMB 0.15 ($0.02) and earnings per share[2] of RMB 0.04 ($0.01).

•	Non-GAAP adjusted EBITDA per share was RMB 0.11 ($0.02), compared to net loss of Non-GAAP adjusted EBITDA per share of RMB 0.56 in the fourth quarter of 2008.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “We are very pleased with our fourth quarter performance, which was a significant revenue improvement from the fourth quarter of last year. While our margin performance does reflect a mix shift to lower margin products, we are operating in a more stable macro environment. Uncertainty in the market has been greatly reduced by the release and implementation of the healthcare reform, from which we expect to continue to benefit in the long term. The destocking issues from previous quarters have largely abated, and our sales have grown as a result. Going forward we will continue to focus on expanding our sales networks into community hospitals, and we expect these efforts to result in increased selling and marketing expenses in the near future.”
Net revenue in the fourth quarter of 2009 increased 31.5% to RMB 151.5 million ($22.2 million) from RMB 115.2 million in the fourth quarter of 2008. Xianling Gubao (“XLGB”) sales were RMB 92.0 million ($13.5 million) in the fourth quarter of 2009, compared to RMB 86.7 million in the fourth quarter of 2008. Net revenue from Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules reached RMB 18.8 million ($2.8 million), an increase of 41.4% from RMB 13.3 million in the prior year period. Net revenue from the Company’s other products increased 167.8% to RMB 40.7 million ($6.0 million) from RMB 15.2 million in the fourth quarter of 2008. Revenue contribution from Anhui Jingfang Pharmaceutical Co., Ltd. (“Jingfang”), which was acquired at the end of the first quarter of 2009, was RMB14.0 million ($2.1 million), compared to RMB17.6 million in the third quarter of 2009.
Gross profit increased 20.0% to RMB 84.6 million ($12.4 million) in the fourth quarter of 2009 from RMB 70.5 million in the fourth quarter of 2008. Gross margin was 55.9% in the fourth quarter of 2009, compared to 61.2% in the same period of 2008. Tongjitang’s decreased gross margin reflects higher revenue contribution from lower-margin products. The price of barrenwort, used in the production of XLGB, remained stable in the fourth quarter of 2009.
Operating income in the fourth quarter of 2009 was RMB 0.3 million ($0.1 million), compared to an operating loss of RMB 86.2 million in the fourth quarter of 2008. Operating loss in the fourth quarter of 2008 included significant asset impairments to goodwill and intangible assets related to the Guizhou LLF and Qinghai Pulante acquisitions.
Net income attributable to the Company was RMB 4.1 million ($0.6 million), which yielded earnings per ADS of RMB 0.15 ($0.02) and earnings per share2 of RMB 0.04 ($0.01).

Non-GAAP adjusted EBITDA in the fourth quarter of 2009 was RMB 11.4 million ($1.7 million), compared to net loss of Non-GAAP adjusted EBITDA of RMB 75.5 million in the fourth quarter of 2008. Non-GAAP adjusted EBITDA per share was RMB 0.11 ($0.02) in the fourth quarter of 2009, compared to net loss of Non-GAAP adjusted EBITDA per share of RMB 0.56 in the fourth quarter of 2008. For the fourth quarter of 2009, the number of shares used in the computation of GAAP and non-GAAP adjusted EBITDA per share was 106.2 million. Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.
Financial Results for the Year Ended December 31, 2009
For the year ended December 31, 2009, revenues increased 6.5% to RMB 480.3 million ($70.4 million), from RMB 451.0 million for the full year 2008. During this same time period, gross profit decreased by 1.6% to RMB 279.1 million ($40.9 million) from RMB 283.7 million. Gross margin for the full year 2009 was 58.1%, compared to 62.9% in the year before. Operating loss improved to RMB 10.9 million ($1.6 million) from RMB 77.7 million in the full year 2008. Net loss attributable to the Company was RMB 3.8 million ($0.6 million), or RMB 0.03 ($0. 01) per share, compared to net loss of RMB 52.3 million, or RMB 0.39 per share, in the year before. Net loss per ADS was RMB 0.12 ($0.02) in the year 2009, compared to net loss per ADS of RMB 1.55 in the year 2008. The weighted average number of shares outstanding for the year 2009 was 122.9 million.
Balance Sheet
As of December 31, 2009, the Company had cash and cash equivalents of RMB 237.6 million ($34.8 million). This compares to RMB 310.6 million as of September 30, 2009, and RMB 516.1 million as of December 31, 2008.
Business Updates
On February 2, 2010, the Company announced that it set up a joint venture with a third party to acquire 100% of state-owned Guiyang Liquor Factory for RMB120.6 million in cash. Tongjitang owns 95% of the joint venture and has already completed the acquisition.
On December 23, 2009, the Company held its annual meeting of shareholders for the fiscal year ended December 31, 2009 at its executive office in Shenzhen. At the meeting, Tongjitang’s Chairman of the Board of Directors and Chief Executive Officer gave an update on company affairs, and management and stakeholders discussed their views of Tongjitang’s progress and prospects.
On November 19, 2009, the Company announced the repurchase of 4.8 million ordinary shares, or 4% of the Company’s issued and outstanding shares, in privately negotiated transactions.
On October 13, 2009, the Company announced the repurchase of 19.3 million ordinary shares, or 15% of the Company’s issued and outstanding shares, in privately negotiated transactions.
On June 22, 2009, the Company announced that effective June 16, 2009, it changed its independent auditor from Deloitte Touche Tohmatsu (“Deloitte”) to Ernst & Young Hua Ming.
On April 2, 2009, the Company announced the acquisition of Anhui Jingfang Pharmaceutical Co. Ltd. for RMB 60.0 million in cash. Jingfang began to contribute to Tongjitang’s revenue stream upon the closing of the transaction.

About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude depreciation and amortization, interest (income) expense, provision for income taxes and share-based compensation expenses recorded under FASB Accounting Standards Codification (“ASC”) Subtopic 718 — 10 Compensation — Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment.) The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.
Conference Call
Tongjitang’s management team will hold a conference call on March 31 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-888-228-5279
Hong Kong toll free:	800-903-658
Northern China toll free:	10-800-7141504
Southern China toll free:	10-800-1401379
International:	1-913-312-1429

Listeners may access the replay through April 7, 2010, by dialing the following numbers:

United States toll free:	1-888-203-1112
International:	1-719-457-0820
Password:	1164592
An audio webcast of the call will also be available through the Company’s website at http://www.tongjitang.com .
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; the Company’s U.S. tax status as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2008 and the significant risk that the Company will be a PFIC for the current taxable year ended December 31, 2009; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; the Company’s ability to expand its business through organic growth and strategic acquisitions and investments; and the Company’s ability to integrate its acquisitions, including the recently-acquired state-owned Guiyang Liquor Factory. Further information regarding these and other risks is and will be included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
1. This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2009 were made at the noon buying rate on December 31, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.8259 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2. All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	115,204	151,486	22,193	451,032	480,339	70,370
Cost of revenues	44,736	66,878	9,798	167,345	201,205	29,477

Gross profit	70,468	84,608	12,395	283,687	279,134	40,893
Advertising expenses	(18,069)	(10,526)	(1,542)	(80,180)	(32,384)	(4,744)
Other selling and marketing expenses	(22,256)	(41,100)	(6,021)	(80,031)	(151,755)	(22,232)
General and administrative expenses	(20,050)	(21,991)	(3,222)	(91,325)	(86,501)	(12,672)
Research and development expenses	(2,705)	(5,880)	(861)	(17,368)	(16,057)	(2,352)
Impairment loss on intangible assets	(72,910)	(4,500)	(659)	(72,910)	(4,500)	(659)
Impairment loss on goodwill	(28,062)	—	—	(28,062)	—	—
Government grant(related to research and development)	1,428	200	29	1,428	232	34
Gain (loss) on disposal of property, plant and equipment and land use rights	3,970	(817)	(120)	3,970	(817)	(120)
Gain on disposal of a subsidiary	1,312	—	—	1,312	—	—
Other operating income	710	351	51	1,801	1,700	249

Income (loss) from operations	(86,164)	345	50	(77,678)	(10,948)	(1,603)

Other income (expenses):
Interest income	3,369	566	83	17,114	4,047	593
Interest expense	(3,335)	(2,129)	(312)	(16,599)	(8,553)	(1,253)
Government grants	710	2,009	294	6,752	5,554	814
Investment (loss) / gain	(175)	309	45	(1,830)	829	121
Tax refund on reinvestment of profits	16,064	—	—	16,064	—	—
Other income / (expenses), net	(14,549)	473	69	4,171	6,963	1,020

Income (loss) before income taxes and non-controlling interest	(84,080)	1,573	229	(52,006)	(2,108)	(308)
(Provision for income taxes) tax benefit	4,826	2,535	371	(502)	(1,617)	(237)

Net income (loss)	(79,254)	4,108	600	(52,508)	(3,725)	(545)
Less: Net income (loss) attributable to the non-controlling interests	(10)	—	—	208	(66)	(10)

Net income (loss) attributable to controlling interests	(79,264)	4,108	600	(52,300)	(3,791)	(555)

Earnings per share
Ordinary shares
-Basic	-0.59	0.04	0.01	-0.39	-0.03	-0.01
-Diluted	-0.59	0.04	0.01	-0.39	-0.03	-0.01

Shares used in computation of earnings per share
Ordinary shares
-Basic	134,929,939	106,153,483	106,153,483	134,758,695	122,940,745	122,940,745
-Diluted	134,929,939	106,153,483	106,153,483	134,758,695	122,940,745	122,940,745

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been translated at the rate of RMB6.8259 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	Dec. 31	Sept. 30	Dec. 31	Dec. 31
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(Note 2)			(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	516,087	310,649	237,578	34,805
Short-term bank deposit	50,000	55,000	50,000	7,325
Notes receivable	55,987	41,757	70,248	10,291
Accounts receivable, net of allowance for doubtful accounts	214,543	233,966	232,038	33,994
Amounts due from related parties	8,500	—	—	—
Amounts due from former shareholders of a subsidiary	689	—	—	—
Inventories	97,553	134,645	139,100	20,378
Trading securities	792	1,255	1,447	212
Prepaid advertising expenses	1,692	4,359	1,204	176
Receivable on sales of property, plant and equipment	12,600	18,810	9,320	1,365
Other prepaid expenses and current assets, net of allowance for doubtful accounts	21,548	33,161	16,139	2,364
Deferred tax assets	—	1,533	6,771	992

Total current assets	979,991	835,135	763,845	111,902
Property, plant and equipment, net	152,249	174,118	172,097	25,212
Land use rights, net	28,902	42,468	42,515	6,228
Deposit for acquisition of a subsidiary	—	—	120,599	17,668
Deposits for acquisition of property, plant and equipment, and intangible assets	188,103	163,170	162,440	23,798
Acquired intangible assets, net	24,736	33,242	27,592	4,042
Goodwill	—	4,475	2,345	344
Receivable on sales of property, plant and equipment	6,210	—	9,170	1,343
Long-term other assets	1,800	441	1,000	147
Deferred tax assets	1,107	1,165	3,603	528

Total assets	1,383,098	1,254,214	1,305,206	191,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	85,100	103,100	101,100	14,811
Accounts payable	14,663	23,854	38,288	5,610
Amounts due to related parties	1,332	900	900	132
Amounts due to former shareholders of a subsidiary	7,385	6,186	5,186	760
Accrued expenses and other current liabilities	81,130	92,856	156,247	22,890
Income taxes payable	926	2,894	4,026	590

Total current liabilities	190,536	229,790	305,747	44,793
Long-term bank loans	50,000	50,000	50,000	7,325
Deferred tax liabilities	7,272	9,073	11,868	1,739

Total liabilities	247,808	288,863	367,615	53,857

Total shareholders’ equity attributable to the Company	1,134,815	965,351	937,591	137,358

Non-controlling interests (Note 2)	475	—	—	—

Total equity	1,135,290	965,351	937,591	137,358

Total liabilities and equity	1,383,098	1,254,214	1,305,206	191,215

(Note 1)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been translated at the rate of RMB6.8259 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2) Effective from January 1, 2009, the Company adopted FASB ASC Topic 810 “Noncontrolling Interest” (“ASC 810”) (Pre-codification: SFAS 160, Noncontrolling Interests in Consolidated Financial Statements), which amends ARB 51 to establish accounting and reporting standards for noncontrolling interests in a subsidiary. FASB ASC 810 further clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported in the financial statements. Accordingly, the Company has included the noncontrolling subsidiary minority interests in the current year financial statements and adjusted the previous year periods for comparative presentation. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Reclassifications — Certain prior period balances have been reclassified to conform with current period presentation related to the adoption of ASC 810 “Noncontrolling Interest”.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	Fourth Quarter Ended December 31			Year Ended December 31
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	(79,264)	4,108	600	(52,300)	(3,791)	(555)
Share-based compensation expenses (Note 2)	1,996	1,599	234	20,446	5,799	850
Depreciation and amortisation	6,602	6,622	970	25,819	22,970	3,365
Interest (income) expense, net	(34)	1,563	229	(515)	4,506	660
Provision for income taxes	(4,826)	(2,535)	(371)	502	1,617	237

Non-GAAP adjusted EBIDTA	(75,526)	11,357	1,662	(6,048)	31,101	4,557

GAAP earnings per share
Ordinary shares
-Basic	-0.59	0.04	0.01	-0.39	-0.03	-0.01
-Diluted	-0.59	0.04	0.01	-0.39	-0.03	-0.01

Non-GAAP adjusted EBIDTA per share
Ordinary shares
-Basic	-0.56	0.11	0.02	-0.04	0.25	0.04
-Diluted	-0.56	0.11	0.02	-0.04	0.25	0.04

Shares used in computation of GAAP / Non-GAAP adjusted EBIDTA per share
Ordinary shares
-Basic	134,929,939	106,153,483	106,153,483	134,758,695	122,940,745	122,940,745
-Diluted	134,929,939	106,153,483	106,153,483	134,758,695	122,940,745	122,940,745

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been translated at the rate of RMB6.8259 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance to ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-Codification: SFAS No. 123(R), Share-Based Payment) are as follows:

	Forth Quarter Ended September 30			Year Ended December 31
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	1,996	1,599	234	20,446	5,799	850